Form 10-K405, Exhibit 13
period 1996-12-31
MULTIPLE ZONES INTERNATIONAL INC
filed 1997-03-25
CIK 1013786

                                  EXHIBIT 13.1

       ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 1996

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

          (in thousands, except per share and selected operating data)

                                                                                   Year Ended December 31,
                                                  -------------------------------------------------------------------------------
                                                      1996               1995              1994            1993           1992
                                                  -----------        -----------       -----------      ----------     ----------
STATEMENT OF OPERATIONS DATA:

Net Sales.....................................    $   457,007        $   242,587       $   113,456      $   80,515     $   77,023
Costs of sales................................        393,998            211,037            98,211          69,298         67,155
                                                  -----------        -----------       -----------      ----------     ----------
Gross profit..................................         63,009             31,550            15,245          11,217          9,868
Selling, general and administrative
   expenses...................................         44,613             25,425            14,411          10,586         11,821
                                                  -----------        -----------       -----------      ----------     ----------
Income (loss) from operations.................         18,396              6,125               834             631         (1,953)

Other (income) expense:

   Interest expense...........................          1,500              1,149               277             213            193
   Other income...............................           (298)              (132)              (78)            (44)           (62)
   Minority interest..........................            195                 69                16               8            (19)
                                                  -----------        -----------       -----------      ----------     ----------
Income (loss) before income taxes.............         16,999              5,039               619             454         (2,065)
                                                  -----------        -----------       -----------      ----------     ----------
Provision for income taxes(1).................          6,125              1,847               207               3
                                                  -----------        -----------       -----------      ----------     ----------
Net income (loss)(1)..........................    $    10,874        $     3,192       $       412      $      451     $   (2,065)
                                                  ===========        ===========       ===========      ==========     ==========

Fully diluted earnings per share(1)...........    $      0.92        $      0.31       $      0.04
                                                  ===========        ===========       ===========
Shares used in computation of fully diluted
   earnings per share(1)......................         11,871             10,144            10,099
                                                  ===========        ===========       ===========

SELECTED OPERATING DATA(2):
Catalogs distributed..........................     44,000,000         29,000,000        15,000,000       8,000,000      6,900,000
Number of shipments(3)........................      1,229,000            859,000           522,000         415,000        395,000
Average order size(3).........................    $       352        $       273       $       212      $      201     $      211
Customer and inquirer database(4).............      2,504,000          1,908,000         1,626,000


                                                                             Year Ended December 31,
                                                             -------------------------------------------------------------
                                                               1996          1995         1994         1993        1992
                                                             ---------    ---------    ---------    ---------    ---------
BALANCE SHEET DATA:
Working capital (deficit).....................               $  39,809    $   7,750    $     525    $     217    $  (2,142)
Total assets..................................                 149,801       79,392       25,705       17,681       12,589
Short-term debt...............................                   3,138       12,757        3,617        1,303        2,007
Long-term debt, net of current portion........                   1,748        1,665          791          732          305
Series B preferred stock......................                                6,461
Total Shareholders' equity (deficit)..........                  49,469        4,736        1,705        1,287       (1,164)




(1) During the period from its inception through June 5, 1993, the Company elected to be treated as an S Corporation for federal income tax purposes and accordingly made no provision for federal income taxes on income earned, and derived no federal income tax benefit from any losses incurred, during that period. If the Company had been subject to federal income taxes for all of 1993 at the statutory rates in effect for that year, its pro forma net income for 1993 would have been $299,600.

(2)   Selected operating data exclude international operations.

(3) Number of shipments is the number of domestic outbound shipments to customers from the third-party distribution center utilized by the Company. Average order size is calculated by dividing domestic gross sales by the number of domestic shipments.

(4) The database includes customer and inquirer records. Customers are people who have purchased or received products from the Company. Inquirers are people who have requested a catalog or product information from the Company. Due to a change in the Company's customer and inquirer database, data for 1992 and 1993 are not comparable to the data for more recent periods and accordingly have been omitted.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company's financial condition and results of operations contains certain forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by any such forward-looking statements. These factors include, without limitation, those set forth under the caption "Risk Factors" of the Company's Annual Report on Form 10-K.

The following discussion and analysis should be read in conjunction with the Company's Selected Consolidated Financial and Operating Data and the Consolidated Financial Statements and Notes included in this Annual Report.

GENERAL

The Company began operations in November 1988, generating customer orders for Macintosh operating system ("Mac") products by advertising in national trade publications. Catalog circulation commenced with THE MAC ZONE(R) in 1990, followed by THE PC ZONE(R) in 1992. International subsidiary operations and licensing activities commenced in 1992, and outbound telemarketing operations, principally to business accounts, were added in 1993.

Over the past several years, the Company has focused on adding management depth; improving the size, quality and responsiveness of its customer database; investing in scalable information systems; developing its international operations; increasing product offerings to support growing customer demand; strengthening sales of PC/Wintel ("PC") products; establishing an outbound telemarketing force to increase sales to business accounts; and developing in-house catalog design and production capability. In addition, the Company has aggressively increased its domestic catalog circulation, which grew to 44 million catalogs in 1996 from 6.9 million catalogs in 1992. The Company has also developed Internet sites with over 10,000 products available for sale.

The Company now offers complete computing solutions, a primary factor underlying growth in average order size and sales, particularly to business accounts. As a result of the Company's authorization to sell microcomputer products by Apple, Hewlett-Packard, IBM and other manufacturers, the Company's sales of these and other hardware products increased to 81.8% of gross sales in 1996, compared 71.0% and 53.1% of gross sales in 1995 and 1994, respectively. The increase in hardware sales, along with increased sales to business accounts, led to continued growth in average order size to $352 in 1996, up from $273 in 1995 and $212 in 1994.

Gross margin percentage increased to 13.8% in 1996, compared to 13.0% in 1995 and 13.4% in 1994. The increase in the gross margin percentage was primarily the result of improved recovery of domestic freight costs, improved sales mix of higher margin products, such as memory, as well as from increased purchases directly from manufacturers which typically provide a lower cost than distributors. These improvements during 1996 offset factors which tend to lower gross margin percentage, such as increased industry price competition and the Company's increased sales to business accounts.

Sales by the Company's foreign subsidiaries accounted for 12.9% of the Company's net sales in 1996, compared to 10.9% and 10.2% of net sales in 1995 and 1994, respectively. The Company expects foreign subsidiary sales to increase as a percentage of net sales due to increasing foreign demand for microcomputer products, growing acceptance of the direct marketing channel in foreign markets and the Company's continued efforts to expand its foreign business operations. The Company currently has 11 foreign subsidiaries and has license relationships with 15 foreign licensees.

The Company's revenues consist primarily of sales of microcomputer hardware, software, peripherals and accessories, as well as license fees and royalties from foreign licensees. Net sales reflect the effects of product returns. Gross profit consists of net sales less product and freight costs. Selling, general and administrative ("SG&A") expenses include advertising expense net of co-op advertising recovery, warehousing, selling commissions, order processing, telephone and credit card fees and other costs such as administrative salaries, depreciation, rent and general overhead expenses. Other expense represents interest expense net of non-operating income and minority interests in the Company's foreign subsidiaries.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, selected items from the Company's Consolidated Statements of Operations expressed as a percentage of net sales.


                                                      YEAR ENDED DECEMBER 31,
                                               ---------------------------------
                                                  1996         1995        1994
                                               --------     --------    --------
              Net Sales                           100.0%       100.0%      100.0%
              Cost of sales                        86.2         87.0        86.6
                                               --------     --------    --------
              Gross profit                         13.8         13.0        13.4
              SG&A expenses                         9.8         10.5        12.7
                                               --------     --------    --------
              Income from operations                4.0          2.5         0.7
              Other expense                         0.3          0.4         0.2
                                               --------     --------    --------
              Income before income taxes            3.7          2.1         0.5
              Provision for income taxes            1.3          0.8         0.1
                                               --------     --------    --------
              Net income                            2.4%         1.3%        0.4%
                                               ========     ========    ========


Comparison of Years Ended December 31, 1996 and 1995

Net Sales. Net sales increased 88.4% to $457.0 million in 1996 from $242.6 million in 1995. The increase resulted primarily from an increase in orders due primarily to higher catalog circulation, which grew 51.7% to 44 million in 1996 from 29 million in 1995. The increase in net sales was also due in part to an increase in hardware sales to 81.8% of gross sales in 1996 from 71.0% in 1995, which contributed to a 28.9% increase in average order size to $352 in 1996 from $273 in 1995. International subsidiary net sales in 1996 were $59.2 million, an increase of 125.1% over 1995, primarily resulting from sales growth in the Company's operations in Denmark and France and the addition of subsidiaries in Germany, Mexico, Australia and Belgium.

Gross Profit. Gross profit increased to $63.0 million in 1996 from $31.6 million in 1995, and increased to 13.8% of net sales in 1996 from 13.0% in 1995. Gross profit dollars increased due to higher sales volumes generated by increases in orders and average order size. The increase in gross margin percentage resulted from enhanced recovery of domestic freight costs, improved mix of higher-margin product offerings and increased purchases directly from manufacturers. Partially offsetting the increase in gross margin percentage was an increase in sales to business accounts, which generally carry a lower average gross margin percentage.

Selling, General and Administrative Expenses. SG&A expenses increased to $44.6 million in 1996 from $25.4 million in 1995, but decreased as a percentage of net sales to 9.8% in 1996 from 10.5% in 1995. The dollar increase in SG&A expenses was primarily attributable to an increase in transaction costs associated with higher sales volumes, as well as to increased administrative salaries. The decline in SG&A expenses as a percentage of net sales resulted primarily from improved co-op advertising recovery and the leveraging of SG&A expenses over a larger sales base.

Other Expense. Other expense increased to $1.4 million in 1996 from $1.1 million in 1995, primarily as a result of higher interest expense related to higher levels of borrowing on the Company's primary bank line of credit during first and second quarters of 1996.

Income Taxes. Income tax expense increased in 1996 to $6.1 million from $1.8 million in 1995, due to the significant increase in profitability during 1996.

Net Income. As a result of the above factors, net income increased to $10.9 million or 2.4% of net sales in 1996 from $3.2 million or 1.3% of net sales in 1995.

Comparison of Years Ended December 31, 1995 and 1994

Net Sales. Net sales increased 113.7% to $242.6 million in 1995 from $113.5 million in 1994. The increase resulted primarily from an increase in orders due primarily to higher catalog circulation, which grew 93.3% to 29 million in 1995 from 15 million in 1994. The increase in net sales was also due in part to an increase in hardware sales to 71.0% of gross sales in 1995 from 53.1% in 1994, which contributed to a 28.8% increase in average order size to $273 in 1995 from $212 in 1994. International subsidiary net sales in 1995 were $26.3 million, an increase of 128.7% over 1994, primarily resulting from sales growth in the Company's operations in Denmark, Great Britain and France and the addition of a subsidiary in The Netherlands in mid-1995.

Gross Profit. Gross profit increased to $31.6 million in 1995 from $15.2 million in 1994, but decreased to 13.0% of net sales in 1995 from 13.4% in 1994. Gross profit dollars increased due to higher sales volumes generated by increases in orders and average order size. The decline in gross margin percentage reflects the increased proportion of sales of hardware products, partially offset by improved recovery of domestic freight costs in 1995.

Selling, General and Administrative Expenses. SG&A expenses increased to $25.4 million in 1995 from $14.4 million in 1994, but decreased as a percentage of net sales to 10.5% in 1995 from 12.7% in 1994. The dollar increase in SG&A expenses was primarily attributable to an increase in transaction costs associated with higher sales volumes, as well as to increased administrative salaries. The decline in SG&A expenses as a percentage of net sales was due primarily to a decrease in net advertising expense as a percentage of sales, resulting from improved co-op advertising recovery and the leveraging of SG&A expenses over a larger sales base.

Other Expense. Other expense increased to $1.1 million in 1995 from $215,000 in 1994, primarily as a result of higher interest expense related to higher levels of borrowing on the Company's primary bank line of credit.

Income Taxes. Income tax expense increased in 1995 to $1.8 million from $207,000 in 1994, due to the significant increase in profitability during 1995.

Net Income. As a result of the above factors, net income increased to $3.2 million or 1.3% of net sales in 1995 from $412,000 or 0.4% of net sales in 1994.

SEASONALITY AND TRENDS

The Company believes that certain seasonal factors cause sales of microcomputer software and hardware products through the direct marketing channel to be somewhat stronger in the fourth and first calendar quarters than in the second and third quarters. Sales during the fourth quarter tend to be stronger as manufacturers make year-end introductions of new products and increase related marketing activities, and as corporate purchasing activities increase at the end of budgetary cycles. Sales in the first quarter typically benefit from the fourth quarter sales as customers add peripherals and additional memory products.

The Company has historically experienced fluctuations in its gross margin percentage and average order size due primarily to variability in sales of hardware products as a percentage of gross sales, price fluctuations resulting from new product introductions, changes in the proportion of products purchased directly from manufacturers rather than distributors and other general conditions in technology markets. Average order size declines sequentially to $326 in the fourth quarter of 1996 from $368 in the third quarter of 1996, due primarily to lower average selling prices on certain key hardware products, particularly microprocessors and memory. In addition, the gross margin percentage declined sequentially to 13.4% in the fourth quarter of 1996 from 14.2% in the third quarter of 1996, due primarily to lower selling prices for memory, an increased percentage mix of PC products, the Company's increased focus on sales to business accounts, as well as intense industry price competition.

The Company intends to continue to invest in increasing sales to business accounts. As sales to business accounts increase, the gross margin percentage is likely to decline. Further decline in average order size or gross margin percentage could have a material adverse effect on the Company's future results of operations.

The Company's Mac business was strong during 1996. However, the Company has experienced a decline in the growth of Mac products. Sales of Mac products grew 76.2% in 1996 compared to 122.9% in 1995. In addition, sales of Mac products grew 28.8% in the fourth quarter of 1996 compared to a growth rate of 140.4% in the fourth quarter of 1995. Mac product sales represented 69.8% of gross sales in 1996 compared to 73.1% in 1995. The Company believes that the percentage of its sales represented by Mac products is likely to decline over time as a result of increasing acceptance of the direct marketing channel by PC product manufacturers and users, the Company's expanded focus on PC product sales and its effort to increase sales to business accounts which tend to be concentrated more heavily on PC products. Apple has recently experienced a decline in CPU sales, reflecting uncertainties in the Mac marketplace, as well as manufacturing and product availability problems. Further decline in the demand for, or availability of, Apple or other Mac products could have a material adverse effect on the Company's future results of operations.

The market for microcomputer products is characterized by rapid change and frequent introductions of new products and product enhancements. These changes result in frequent price fluctuations. Typically, prices of microcomputers initially increase with improvements in features, such as processing speed and storage capacity, and subsequently decrease as manufacturers pass on savings from lower-cost components and reduce their inventories of older models.

Pursuant to its business strategy, the Company intends, among other things, to place larger inventory stocking orders, increase its participation in first-to-market and end-of-life-cycle purchase opportunities and market more products on a private-label basis, all of which increase the risk of inventory obsolescence. To reduce this risk, the Company has agreements with many vendors containing provisions whereby vendors supply price protection and product return privileges, subject to some limitations. End-of-life-cycle products are typically acquired without return privileges.

The Company receives co-op advertising support from product manufacturers, which significantly defrays catalog production and distribution costs. Growth in sales has led to increased manufacturer support for the Company's catalog marketing efforts and, coupled with improved controls over catalog costs and recovery efforts, has resulted in a reduction of net advertising expense as a percentage of sales. Advertising expense net of co-op advertising recovery represented 0.4%, 0.7% and 2.3% of net sales for 1996, 1995 and 1994 respectively.

The Company does not believe that inflation has had a material impact on its results of operations. However, there can be no assurance that inflation will not have such an effect in future periods.

LIQUIDITY AND CAPITAL RESOURCES

On July 2, 1996, the Company completed an initial public offering of its Common Stock resulting in net proceeds to the Company of $27.2 million. The Company paid off bank debts totaling $20.8 million by using funds generated by its initial public offering. The remaining proceeds were used to finance ongoing working capital requirements.

The Company had total assets of $149.8 million at December 31, 1996, of which $136.8 million were current assets. At December 31, 1996 and 1995, the Company had cash and cash equivalents of $976,000 and $1.2 million respectively, and working capital of $39.8 million and $7.8 million, respectively. Net cash used in operating activities was $10.3 million, $14.4 million and $4.4 million in 1996, 1995 and 1994, respectively. Cash outflows in these periods were primarily due to higher accounts receivable resulting from growing sales to business accounts, and to investment in increased inventories necessary to support rapidly growing sales. In 1996, 1995 and 1994, accounts receivable increased by $26.7 million, $12.5 million and $3.1 million, respectively, and inventories increased by $35.3 million, $28.2 million and $3.9 million, respectively. The increase in inventory is mainly due to strategic buy-ins at year end to obtain favorable pricing and constrained product.

Cash outlays for capital expenditures were $5.7 million, $1.4 million and $538,000 in 1996, 1995 and 1994, respectively. In addition, the Company incurred capital lease obligations during 1996, 1995 and 1994 of $1.1 million, $1.8 million and $405,000, respectively. These expenditures were primarily for information and telecommunication system enhancements, furniture and equipment, and leasehold improvements.

The Company has a revolving line of credit of $30.0 million from a commercial bank collateralized by inventories and accounts receivable expiring June 30, 1998. At December 31, 1996, there were borrowings outstanding under the facility of $2.0 million accruing interest at the bank's prime rate (8.25% at December 31, 1996), in addition to $2.5 million of unused letters of credit. The facility contains certain restrictive covenants related to leverage, current ratios and subsidiary investments.

The net amount of vendor credit outstanding at December 31, 1996 was $83.8 million. A portion of this vendor credit was drawn from a $35.0 million inventory financing facility between the Company and a commercial lender, which provides financing for, and is collateralized by, inventory purchased from certain participating vendors. The terms of each advance under the facility are determined at the time inventory is purchased. Outstanding advances under the facility totaled $24.1 million at December 31, 1996. The facility contains various restrictive covenants relating to profitability, tangible net worth, leverage, dispositions and use of collateral, other asset dispositions, and merger and consolidation of the Company.

The Company believes that its existing available cash and cash equivalents, operating cash flow and existing credit facilities will be sufficient to satisfy its operating cash needs for at least the next 12 months. However, if working capital or other capital requirements are greater than currently anticipated, the Company could be required to seek additional funds through sales of equity, debt or convertible securities or increased credit facilities. There can be no assurance that additional financing will be available or that, if available, the financing will be on terms favorable to the Company and its shareholders.

              MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                          DECEMBER 31,
                                                                            -----------------------------------
                                                                                 1996                 1995
                                                                            --------------       --------------
 ASSETS
 Current assets:
   Cash and cash equivalents                                                $      976,464       $    1,214,581
   Receivables, net                                                             49,974,983           23,111,478
   Inventories, net                                                             77,501,216           42,030,676
   Prepaids                                                                      7,148,161            6,292,209
   Deferred income taxes                                                         1,216,228              695,060
                                                                            --------------       --------------
           Total current assets                                                136,817,052           73,344,004
 Property and equipment, net                                                     9,758,647            4,518,555
 Other assets                                                                    3,225,314            1,529,605
                                                                            --------------       --------------
           Total assets                                                     $  149,801,013       $   79,392,164
                                                                            ==============       ==============

                                               LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
   Bank lines of credit                                                      $   2,203,697       $   12,034,890
   Accounts payable                                                             83,847,781           46,594,671
   Accrued liabilities and other                                                 9,227,483            5,155,322
   Current portion of capital lease obligations                                    934,172              722,558
   Income taxes payable                                                            794,776            1,086,223
                                                                            --------------       --------------
           Total current liabilities                                            97,007,909           65,593,664
 Capital lease obligations, net of current portion                               1,748,227            1,664,553
 Deferred income taxes                                                             249,506              295,482
 Other                                                                             857,838              401,940
                                                                            --------------       --------------
           Total liabilities                                                    99,863,480           67,955,639
                                                                            --------------       --------------
 Minority interest                                                                 468,741              239,415
                                                                            --------------       --------------
 Commitments and contingencies
 Series B Redeemable Convertible Preferred Stock, no par
   value, $11.43 per share liquidation preference, 612,476
   shares authorized, issued and outstanding at December 31, 1995                                     6,461,096
                                                                            --------------       --------------
 Shareholders' equity:
   Common stock, no par value, 45,000,000 shares authorized;
      issued and outstanding 12,876,616 shares at December 31,
      1996 and 9,374,999 shares at December 31, 1995                            36,987,825            2,750,000
   Retained earnings                                                            12,563,859            1,987,736
   Foreign currency translation adjustment                                         (82,892)              (1,722)
                                                                            --------------       --------------
           Total shareholders' equity                                           49,468,792            4,736,014
                                                                            --------------       --------------
           Total liabilities and shareholders' equity                       $  149,801,013       $   79,392,164
                                                                            ==============       ==============





   The accompanying notes are an integral part of the consolidated financial statements.

              MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                                      Year ended December 31,
                                          ------------------------------------------------
                                                1996            1995              1994
                                          --------------   --------------   --------------
 Net sales                                $  457,006,975   $  242,586,898   $  113,455,563
 Cost of sales                               393,997,580      211,036,693       98,210,972
                                          --------------   --------------   --------------
   Gross profit                               63,009,395       31,550,205       15,244,591
 Selling, general and
   administrative expenses                    44,613,132       25,425,306       14,410,275
                                          --------------   --------------   --------------
   Income from operations                     18,396,263        6,124,899          834,316
                                          --------------   --------------   --------------
 Other (income) expense:
   Interest expense                            1,499,624        1,148,939          276,744
   Other income                                 (297,353)        (132,246)         (77,514)
   Minority interest                             195,297           69,569           16,154
                                          --------------   --------------   --------------
                                               1,397,568        1,086,262          215,384
                                          --------------   --------------   --------------
 Income before income taxes                   16,998,695        5,038,637          618,932
 Provision for income taxes                    6,124,407        1,847,100          206,779
                                          --------------   --------------   --------------
      Net income                          $   10,874,288   $    3,191,537   $      412,153
                                          ==============   ==============   ==============

 Net income attributable to primary
     earnings per share                   $   10,415,026   $    3,038,449   $      412,153
                                          --------------   --------------   --------------
 Primary earning per share                $         0.89   $         0.31   $         0.04
                                          --------------   --------------   --------------
 Shares used in computation of primary
 earnings per share                           11,638,114        9,808,212        9,763,277
                                          --------------   --------------   --------------
 Fully diluted earnings per share         $         0.92   $         0.31   $         0.04
                                          --------------   --------------   --------------
 Shares used in computation of fully
 diluted earnings per share                   11,870,813       10,143,542       10,098,608
                                          --------------   --------------   --------------














   The accompanying notes on an integral part of the consolidated financial statements.

              MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES
                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                         Foreign
                                                                                          Retained      Currency
                                            Preferred Stock           Common Stock        Earnings     Translation
                                         Shares       Amount      Shares       Amount     (Deficit     Adjustment      Total
                                        --------   -----------  ----------  -----------  -----------   -----------   -----------
 Balance, January 1, 1994                625,000   $ 2,000,000   7,500,000  $   750,000  $(1,462,866)   $           $ 1,287,134
 Net income                                                                                  412,153                    412,153
 Translation adjustment                                                                                    5,953          5,953
                                        --------   -----------  ----------  -----------  -----------    --------    -----------
 Balance, December 31, 1994              625,000     2,000,000   7,500,000      750,000   (1,050,713)      5,953      1,705,240
 Conversion of Series A Convertible
   Preferred Stock to common stock      (625,000)   (2,000,000)  1,874,999    2,000,000
 Accretion of Series B Redeemable
   Convertible Preferred Stock                                                              (153,088)                  (153,088)
 Net income                                                                                3,191,537                  3,191,537
 Translation adjustment                                                                                   (7,675)        (7,675)
                                        --------   -----------  ----------  -----------  -----------    --------    -----------
 Balance, December 31, 1995                                      9,374,999    2,750,000    1,987,736      (1,722)     4,736,014
 Accretion of Series B Redeemable
   Convertible Preferred Stock                                                              (459,262)                  (459,262)
 Issuance of common stock                                        2,537,106   27,302,787                              27,302,787
 Conversion of Series B Redeemable
   Convertible Preferred Stock                                     918,711    6,920,358                               6,920,358
 Exercise of stock options                                          45,800       14,680                                  14,680
 Net income                                                                               10,874,288                 10,874,288
 Tax effect of stock options                                                                 161,097                    161,097
   exercised
 Translation adjustment                                                                                  (81,170)       (81,170)
                                        --------   -----------  ----------  -----------  -----------    --------    -----------
 Balance, December 31, 1996                                     12,876,616  $36,987,825  $12,563,859    $(82,892)   $49,468,792
                                        ========   ===========  ==========  ===========  ===========    ========    ===========



   The accompanying notes are an integral part of the consolidated financial statements.

              MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                YEAR ENDED DECEMBER 31,
                                                                        -----------------------------------------------------------
                                                                             1996                    1995                  1994
                                                                        --------------          --------------       --------------
 Cash flows from operating activities:
   Net income                                                           $   10,874,288          $    3,191,537       $      412,153
   Adjustments to reconcile net income to net
     cash used in operating activities:
     Depreciation and amortization                                           1,650,912               1,000,646              650,844
     Allowance for inventory and receivables                                   669,176                 477,647              297,964
     Deferred income taxes                                                    (567,144)               (226,411)            (138,135)
     Minority interest                                                         229,326                  69,569               16,154
     Tax effect of stock options exercised                                     161,097
     Changes in assets and liabilities excluding effect of acquisitions:
       Accounts receivable                                                 (26,733,956)            (12,464,835)          (3,117,109)
       Inventory                                                           (35,251,742)            (28,217,690)          (3,940,469)
       Prepaids and other assets                                            (1,967,845)             (5,689,140)            (751,611)
       Accounts payable                                                     37,039,010              24,267,853              236,068
       Accrued liabilities                                                   3,924,574               2,400,818            1,705,133
       Income taxes payable                                                   (371,187)                802,283              224,159
                                                                        --------------          --------------       --------------

        Net cash used in operating activities                              (10,343,491)            (14,387,723)          (4,404,849)

 Cash flows from investing activities:
   Purchases of property and equipment                                      (5,724,964)             (1,397,289)            (538,188)
   Acquisitions of subsidiaries                                               (479,399)               (689,720)
   Other                                                                                                12,947              161,523
                                                                        --------------          --------------       --------------

        Net cash used in investing activities                               (6,204,363)             (2,074,062)            (376,665)

 Cash flows from financing activities:
   Payments under line of credit agreement                                (110,918,580)            (56,665,000)         (23,488,720)
   Borrowings under line of credit agreement                               100,997,372              65,408,357           25,745,800
   Net change in book overdrafts                                              (260,341)              2,754,389            3,017,362
   Payments on capital leases                                                 (768,607)               (548,868)            (288,802)
   Net proceeds from sale of common stock                                   27,317,467
   Net proceeds from sale of preferred stock                                                         6,308,008
   Other                                                                        12,032                 (86,634)              21,171
                                                                        --------------          --------------       --------------

         Net cash provided by financing activities                          16,379,343              17,170,252            5,006,811

 Effect of exchange rate on cash and cash equivalents                          (69,606)                 (7,675)              (5,953)
 Net increase (decrease) in cash and cash equivalents                         (238,117)                700,792              219,344
 Cash and cash equivalents at beginning of period                            1,214,581                 513,789              294,445
                                                                        --------------          --------------       --------------
 Cash and cash equivalents at end of period                             $      976,464          $    1,214,581        $     513,789
                                                                        ==============          ==============       ==============

 Supplemental cash flow information:
   Cash paid during the period for interest                             $    1,499,624          $    1,111,213        $     239,470
   Cash paid for income taxes                                           $    6,795,806          $    1,251,382        $     100,000
   Noncash investing and financing activity:
     Capital leases to finance purchases of equipment                   $    1,063,895          $    1,804,330        $     405,304





   The accompanying notes are an integral part of the consolidated financial statements.

              MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  DESCRIPTION OF BUSINESS

Multiple Zones International, Inc. and its majority owned subsidiaries (collectively the "Company") are international direct marketers of microcomputer hardware, software, peripherals and accessories for users of Macintosh operating system ("Mac") and PC/Wintel ("PC") computers. The Company has licensed its trade name to independent licensees that operate in a number of countries worldwide.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and of its majority owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Cash Equivalents

Cash equivalents are all highly liquid investments with initial maturities of three months or less.

Concentration of Credit Risk

Cash balances subject to credit risk consist of cash balances held in one financial institution in the United States and cash balances held in foreign financial institutions. The Company has not experienced any losses associated with cash balances and believes that there is minimal risk associated with the cash balances. Concentration of credit risk with respect to trade receivables is limited due to the Company's diverse customer base. The Company closely monitors extensions of credit but does not require collateral, and has not experienced significant credit losses.

Inventories

Inventories consist primarily of computer software and hardware. Inventories are valued at the lower of first-in, first-out (FIFO) cost or market. Balances at December 31, 1996 and 1995 are net of allowances of approximately $700,000 and $600,000 respectively.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is based on the straight-line method over the estimated useful lives of the related assets, generally 3 to 10 years. Amortization of capital leases is based on the straight-line method over the estimated useful lives of the related assets or lease life, whichever is shorter, generally 3 to 10 years. Expenditures for maintenance and repairs are charged to expense as incurred, while additions, renewals and betterments are capitalized. Gains or losses from sales or retirements are included in other income and expense.

Income Taxes

Deferred income taxes are provided based on the estimated future tax effects of temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at weighted average rates during the period. The resulting translation adjustment is reflected as a separate component of shareholders' equity on the balance sheet.

Computation of Earnings Per Share

Earnings per share is computed using the weighted average number of common and dilutive common equivalents outstanding during the period. Dilutive common equivalents consist of stock options and warrants. The accretion relating to the Series B Redeemable Convertible Preferred Stock ("Series B Preferred Stock") prior to the conversion to common stock is deducted from income only in the calculation of primary earnings per share. For the years ended December 31, 1995 and 1994, fully diluted earnings per share assumes the conversion of Series B Preferred Stock to common stock. For the year ended December 31, 1996, fully diluted earnings per share is computed using the weighted average effect of the conversion of Series B Preferred Stock to common stock. Common and common equivalent shares issued at prices below the public offering price during the 12 months preceding the offering date have been included in the calculation as if they were outstanding for all periods presented. The calculation uses the treasury stock method in determining the resulting incremental weighted average equivalent shares outstanding.

Revenue Recognition

Revenue on product sales is recognized at the time of shipment. The Company generally allows its customers to return products within 30 days of purchase. An allowance for product returns is established based on experience.

License Fees and Royalties

The Company records revenues from license fees in net sales when licenses are granted. Royalty income from licensees is recorded in net sales based on a percentage of the licensees' gross sales in the period sales are made.

Catalog Costs and Revenues

The Company produces and distributes catalogs at various intervals throughout the year. Costs to produce and distribute individual catalogs, including paper, printing, postage, production and design costs, are capitalized and amortized to selling expense during the period in which the catalogs are generating substantial sales (generally one month). At December 31, 1996 and 1995 $4,013,432 and $3,753,666, respectively, of capitalized advertising costs were included with prepaids. The Company receives market development funds and cooperative advertising revenues from most vendors who have placed advertisements in the Company's catalogs. These revenues are recognized as a reduction of selling expense in the same period in which the corresponding catalog cost is recognized as selling expense. Advertising expense net of co-op advertising recovery is included in selling, general and administrative expenses and totaled $2,026,361 and $1,774,783 for the years ended December 31, 1996 and 1995, respectively.

The Company adopted Statement of Position 93-7 "Reporting on Advertising Costs" (SOP 93-7) effective January 1, 1995. Management believes that if SOP 93-7 had been adopted in prior years, it would not have had a material impact on the Company's financial position or results of operations.

The Company provides advertising in its catalogs in exchange for products or services to be received from its vendors. These transactions are reported at the estimated fair market value of the advertising provided by the Company which approximates the value of products or services received in exchange. Barter revenues are recorded when the catalogs are published and receivables are recorded for the products or services to be received. Barter expenses are recorded when the products or services are used.

Dependence on Sales of Mac Products

The Company is largely dependent on sales of Mac products manufactured by a broad variety of vendors, including Apple. A decline in the demand for, or availability of, Apple or other Mac products would likely have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company intends to pursue increased sales of PC products to reduce its dependence on sales of Mac products, there can be no assurance that the Company will be successful in doing so.

Reclassifications

Certain reclassifications have been made to the 1995 and 1994 financial statements, category mix percentages and product mix percentages to conform to the 1996 presentations.

3.  FAIR VALUE OF FINANCIAL INSTRUMENTS

For certain financial instruments, including cash, cash equivalents and bank lines of credit, the carrying value approximates fair value.

4.  RECEIVABLES

   Receivables consist of the following:


                                                           DECEMBER 31,
                                                   ----------------------------
                                                       1996           1995
                                                   ----------------------------
   Trade                                           $ 31,112,707    $ 16,204,425
   Co-op Advertising                                  5,896,046       3,194,886
   Licensees                                            690,111         665,522
   Returns, rebates and other                        13,423,497       3,653,074
                                                   ------------    ------------
                                                     51,122,361      23,717,907
   Less allowances                                   (1,147,378)       (606,429)
                                                   ------------    ------------
                                                   $ 49,974,983    $ 23,111,478
                                                   ============    ============

5.  PROPERTY AND EQUIPMENT

Property and equipment consist of the following:



                                                             DECEMBER 31,
                                                   ----------------------------
                                                      1996             1995
                                                   ------------    ------------
 Equipment                                         $  3,535,676    $  2,351,015
 Computer hardware and software under
   capital leases                                     6,470,765       3,621,598
 Computer software                                      498,941         773,300
 Furniture and fixtures                                 721,231         265,884
 Leasehold improvements                               2,836,203         155,975
                                                   ------------    ------------
                                                     14,062,816       7,167,772


 Less accumulated depreciation and
   amortization                                      (4,304,169)     (2,649,217)
                                                   ------------    ------------
           Property and equipment, net             $  9,758,647    $  4,518,555
                                                   ============    ============


Included in accumulated depreciation and amortization is accumulated amortization associated with capital leases at December 31, 1996 and 1995 of $2,081,820 and $1,246,279, respectively.

6.   BANK LINES OF CREDIT

At December 31, 1996, the Company had a $30.0 million bank line of credit expiring June 30, 1998. Interest is charged at the prime lending rate (8.25% at December 31, 1996). At December 31, 1996 and 1995, $2,000,000 and
$11,575,000, respectively, was borrowed on the line. The line is collateralized by the Company's accounts receivable and inventories.

The line of credit agreement contains certain covenants and restrictions requiring, among other things, a minimum tangible net worth and certain other financial ratios and restrictions.

Bank lines of credit also included $203,697 and $459,890 of borrowings by the Company's foreign subsidiaries at December 31, 1996 and 1995, respectively.

The lines of credit are used by the Company under its cash management system to cover checks presented for payment in excess of cash balances. As of December 31, 1996 and 1995 the Company had book overdrafts of $5,967,973 and $6,228,314, respectively, which are included with accounts payable.

7.  TRADE CREDIT ARRANGEMENT

In 1996, the Company entered into security agreements with Deutsche Financial Services ("Deutsche") to facilitate the purchase of inventory from various suppliers under certain terms and conditions. The agreement allows a collateralized position in inventory financed by Deutsche up to an aggregate of $35.0 million. At December 31, 1996, accounts payable included $24.1 million owed to Deutsche. Amounts purchased under these agreements generally require payment within a period of 45 days, and no interest is charged. Interest will accrue on amounts not paid by the end of this period at variable rates.

8.  INCOME TAXES

The income tax provision consists of the following:

                                                                   YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------------
                                                         1996               1995             1994
                                                     ------------       ------------     ------------
 Current                                             $  6,691,551       $  2,073,511     $    344,914
 Deferred                                                (567,144)          (226,411)        (138,135)
                                                     ------------       ------------     ------------
 Total                                               $  6,124,407       $  1,847,100     $    206,779
                                                     ============       ============     ============

The components of deferred taxes were as follows:

                                                                                     DECEMBER 31,
                                                                         ------------------------------------
                                                                             1996                    1995
                                                                         -----------              -----------
  Assets:
    Allowance for doubtful accounts                                      $   422,235              $   192,699
    Inventory allowances                                                     253,389                  204,000
    Deferred advertising revenue                                                                       10,700
    Inventory capitalization                                                  99,364                   58,152
    Accrued liabilities and other                                            629,842                  263,509
                                                                         -----------              -----------
            Total                                                        $ 1,404,830              $   729,060
                                                                         -----------              -----------

  Liabilities:
    Property and equipment depreciation                                  $  (312,680)             $  (185,891)
    Other                                                                   (125,428)                (143,591)
                                                                         -----------              -----------
                                                                         $  (438,108)             $  (329,482)
                                                                         -----------              -----------
    Net deferred tax asset                                               $   966,722              $   399,578
                                                                         ===========              ===========

The net deferred tax asset is recognized in the accompanying balance sheet as follows:

 Current deferred tax asset                                              $ 1,216,228              $   695,060
 Non-current deferred income tax liability                                  (249,506)                (295,482)
                                                                         -----------              -----------
 Net deferred tax asset                                                  $   966,722              $   399,578
                                                                         ===========              ===========

Although realization is not assured, management believes it is more likely than not that all of the net deferred asset will be realized through future taxable income or taxable loss carrybacks.

A reconciliation of the effective income tax rate on income before taxes with the federal statutory rate follows:


                                                                         YEAR ENDED DECEMBER 31,
                                                                    -----------------------------
                                                                       1996      1995     1994
                                                                    --------   --------  --------
  Statutory rate                                                        35.0%      34.0%     34.0%
  State income tax (net of federal income tax benefit)                   1.4        1.5
  Other                                                                 (0.4)       1.2      (0.6)
                                                                    --------   --------  --------
  Effective tax rate                                                    36.0%      36.7%     33.4%
                                                                    ========   ========  ========


9.  COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its office and returns warehouse space under noncancelable operating leases which expire through 2003. Under the terms of certain leases, the Company is responsible for its share of taxes, insurance and common area charges. At December 31, 1996, future minimum payments under operating leases were as follows:

             1997                        $  499,366
             1998                         1,289,989
             1999                         1,834,800
             2000                         1,811,352
             2001 and thereafter          4,453,212
                                         ----------
                       Total             $9,888,719
                                         ==========

Rental expense totaled $1,532,329, $607,973 and $472,796 for the years ended December 31, 1996, 1995 and 1994, respectively.

Obligations Under Capital Leases

The Company leases equipment and software under long-term capital leases. Future lease payments as of December 31, 1996 were as follows:


 1997                                                      $1,133,815
 1998                                                         991,644
 1999                                                         685,215
 2000                                                         159,385
 2001                                                          74,105
                                                           ----------
 Total future minimum lease payments                        3,044,164
 Less amount representing interest                           (361,765)
                                                           ----------
 Present value of net minimum lease payments                2,682,399
 Less current portion                                        (934,172)
                                                           ----------
 Noncurrent portion                                        $1,748,227
                                                           ==========

Distribution Center

The Company has contracted with a freight company to provide and operate its primary distribution center under a contract which expires March 31, 1998. Under this contract, the Company pays a flat rate for each order filled.

Letters of Credit

The Company had unused letters of credit totaling $2,536,149 at December 31, 1996.

Acquisitions

Certain of the purchase agreements relating to the Company's acquisitions allow the minority owners to sell their remaining interests to the Company at the end of three years. The purchase price for the remaining interests is based on a multiple of the subsidiaries' net income during the three-year period.

Legal Proceedings

Various claims and actions, considered normal to the Company's business, have been asserted and are pending against the Company. The Company believes that such claims and actions should not have a material adverse effect upon the Company's financial position or results of operations.

10.  SERIES B REDEEMABLE CONVERTIBLE PREFERRED STOCK

On October 27, 1995, the Company completed a sale of 612,476 shares of Series B Preferred Stock for $7,000,000. Each share of Series B Preferred Stock is entitled to a cumulative annual dividend of $1.14 per share, payable only to the extent that dividends are declared to common shareholders. Voluntary and involuntary liquidation value of each preferred share is $11.43 plus accrued and unpaid dividends. Offering costs related to the sale were $691,992. In connection with the offering, the Company also issued a warrant for the purchase of 45,310 shares of common stock exercisable at $7.62 per share. Upon consummation of the initial public offering all outstanding shares of Series B Preferred Stock converted to 918,711 shares of common stock.

Prior to the conversion of the Series B Preferred Stock to Common Stock the difference between the issuance price, net of offering costs, of the Series B Preferred Stock and the redemption value was accreted periodically by a charge to retained earnings. The carrying value of the Series B Preferred Stock was also increased for accrued but unpaid dividends.

11.  SHAREHOLDERS' EQUITY

Common Stock

In February 1994, the Company declared a common stock split which had the effect of increasing the shares issued and outstanding to 5,000,000. On January 2, 1996, the number of authorized shares of common stock was increased to 45,000,000. On June 3, 1996, the Company declared a common stock split which had the effect of increasing the shares issued and outstanding to 9,374,999. All share amounts have been restated to give effect to these stock splits.

On July 2, 1996, the Company issued 2,200,000 shares of Common Stock at $12.00 per share in an initial public offering. On July 12, 1996, an additional 330,000 shares were issued pursuant to the underwriters' over-allotment option. The proceeds to the Company were $27,237,473, net of the underwriting discount and other direct expenses of $3,122,527. Upon consummation of the offering, all outstanding shares of Series B Preferred Stock converted to 918,711 shares of Common Stock.

Stock Options

In 1993, the Company adopted a Stock Incentive Plan (the "Plan") whereby the Company may issue incentive or nonqualified stock options, restricted shares, stock units or stock appreciation rights to key employees. As of December 31, 1996, only stock options have been granted under the plan. Stock options are granted solely at the discretion of the Board of Directors and are generally issued at a price equal to the estimated fair market value of the stock at the date of grant. The term of each option granted is for such period as determined by the Board of Directors, but not more than ten years from date of grant. Options may generally be exercised based on a vesting schedule determined by the Board of Directors, and the plan provides for acceleration of outstanding options under certain conditions, including certain changes in control of the Company. Grants are nontransferable, and shares acquired upon exercise of options may be subject to repurchase at the option of the Company under certain conditions. The maximum number of shares to be granted under the Plan was 1,650,000 at December 31, 1996.

In addition to options granted under the Plan, the Company has granted options to the Board of Directors. Options outstanding to these individuals at December 31, 1996, were 32,981 shares at option prices of $0.17 - $25.88 per share.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date of the awards in 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

--------------------------------------------------------------------------------
                                                      1996              1995
--------------------------------------------------------------------------------
 Net earnings - as reported                       $ 10,874,288      $  3,191,537
                                                  ============      ============
 Net earnings - pro forma                         $ 10,199,607      $  3,084,250
                                                  ============      ============
 Fully diluted earnings per share - as reported   $       0.92      $       0.31
                                                  ============      ============
 Fully diluted earnings per share - pro forma     $       0.86      $       0.30
                                                  ============      ============

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995: expected volatility of 66%; risk-free interest rate of 6.5% and 6.0%; and expected lives of 4 years.

Information regarding the stock option plans is as follows:

--------------------------------------------------------------------------------
                                                              Weighted-
                                                               Average
                                            Options         Exercise Price
--------------------------------------------------------------------------------
 Outstanding, January 1, 1994               151,500      $     0.17
   Granted                                   37,500            0.33
   Cancelled                                (67,500)           0.17
                                         ----------      ----------
 Outstanding, December 31, 1994             121,500            0.22
   Granted                                  335,250            4.65
   Cancelled                                   (750)           4.00
                                         ----------      ----------
 Outstanding, December 31, 1995             456,000            3.48
   Granted                                  789,500           11.66
   Exercised                                (45,800)           0.32
   Cancelled                               (104,940)           3.77
 Outstanding, December 31, 1996           1,094,760      $     9.21
                                         ==========      ==========


--------------------------------------------------------------------------------
 1996 option price range for exercised shares                 $ 0.17-$ 4.00
 1996 weighted-average fair value of options granted
    during the year                                                  $ 5.62
--------------------------------------------------------------------------------

The following tables summarize information about fixed-price stock options outstanding at December 31, 1996.

--------------------------------------------------------------------------------
                         Options Outstanding
--------------------------------------------------------------------------------
                                                   Weighted-
                                  Number             average           Weighted-
          Range of           outstanding           remaining             average
    exercise prices          at 12/31/96   contractual years      exercise price
--------------------------------------------------------------------------------
  $  0.17 - $  6.67              574,750                8.76              $ 5.18
  $ 12.00 - $ 17.75              480,250                9.35               12.72
  $ 20.00 - $ 25.88               39,760                9.81               25.03
---------------------- ----------------------- ------------------ --------------
  $  0.17 - $ 25.88            1,094,760                9.05              $ 9.21


--------------------------------------------------------------------------------
                             Options Exercisable
--------------------------------------------------------------------------------
                 Range of                      Number           Weighted-average
           exercise prices                at 12/31/96             exercise price
--------------------------------------------------------------------------------
      $     0.17 - $  6.67                    128,575                    $  2.97
      $    12.00 - $ 17.75                     84,000                      12.67
      $    20.00 - $ 25.88
--------------------------------------------------------------------------------
      $     0.17 - $ 25.88                    212,575                    $  6.08
================================================================================

Employee Stock Purchase Plan

In December 1995, the Company adopted an Employee Stock Purchase Plan (the "Purchase Plan") which was effective upon the completion of the public offering. Under the terms of the Purchase Plan, employees other than officers and employees of the Company's subsidiaries may purchase a total of up to 450,000 shares of common stock. The purchase price per share is 85% of the lower of the market value per share of common stock determined as of the beginning or end of the quarterly purchase period specified in the Purchase Plan.

12.  DEFERRED INCOME 401(K) PLAN

The Company offers a deferred income 401(k) plan to substantially all full time employees with a minimum of six months of service. Participants may make tax-deferred contributions of up to 10% of annual compensation subject to certain limitations specified by the Internal Revenue Code.

13.  RELATED PARTY TRANSACTIONS

      Related party transactions for 1996, 1995 and 1994 were as follows:

                                                                             YEAR ENDED DECEMBER 31,
                                                            ------------------------------------------------
                                                                1996              1995               1994
                                                            -----------       -----------        -----------
 Sales to licensees                                         $ 2,586,000       $ 1,274,142        $ 1,340,836
 Sales to affiliates                                                               87,564             20,355
 Purchases from affiliates                                                        881,857          3,510,200
 Accounts Payable to affiliates                                                    20,986            291,134
 Accounts receivable from affiliates                                               17,258


14.  OPERATIONS BY GEOGRAPHIC AREA

The Company operates primarily in one industry segment, the distribution of computer hardware and software. Information about the Company's operations in different geographic areas for 1996, 1995 and 1994 is presented below. International activities are principally concentrated in Europe. Corporate assets consist of cash held by the international subsidiaries.

A summary of the Company's operations by geographic area follows:


                                         UNITED STATES         INTERNATIONAL       ELIMINATIONS         TOTAL
                                        -------------          -------------      -------------     -------------
 YEAR ENDED DECEMBER 31, 1996
 Net sales                               $397,852,756            $59,154,219      $                  $457,006,975
 Income from operations                    16,971,945              1,424,318                           18,396,263
 Identifiable assets                      137,915,667             16,033,268         (5,124,386)     $148,824,549
 Corporate assets                                                                                         976,464
                                                                                                    -------------
           Total assets                                                                             $ 149,801,013
                                                                                                    =============
 YEAR ENDED DECEMBER 31, 1995
 Net sales                               $216,261,197            $26,325,701      $                 $ 242,586,898
 Income from operations                     5,575,361                549,538                            6,124,899
 Identifiable assets                       71,358,809              8,734,995         (1,916,221)    $  78,177,583
 Corporate assets                                                                                       1,214,581
                                                                                                    -------------
           Total assets                                                                             $  79,392,164
                                                                                                    =============
 YEAR ENDED DECEMBER 31, 1994
 Net sales                              $ 101,920,063          $  11,535,500      $                 $ 113,455,563
 Income from operations                       787,808                 46,508                              834,316
 Identifiable assets                       25,572,490              3,150,940         (3,532,201)    $  25,191,229
 Corporate assets                                                                                         513,789
                                                                                                    -------------
           Total assets                                                                             $  25,705,018
                                                                                                    =============

15.  SELECTED QUARTERLY FINANCIAL DATE (UNAUDITED)

 The following information is for the years ended December 31, 1996 and 1995:


 (in thousands, except per share data)

                                                First              Second                Third              Fourth
 DECEMBER 31, 1996                             Quarter             Quarter              Quarter             Quarter
                                             ----------           ----------           ----------          ----------
 Net sales                                     $100,927             $111,411             $109,396            $135,273
 Cost of sales                                   86,964               95,980               93,875             117,179
                                             ----------           ----------           ----------          ----------

 Gross profit                                    13,963               15,431               15,521              18,094
 SG&A expenses                                   10,078               11,044               10,436              13,055
                                             ----------           ----------           ----------          ----------

 Income from operations                           3,885                4,387                5,085               5,039
 Other expense                                      468                  518                  157                 254
                                             ----------           ----------           ----------          ----------

 Income before income  taxes                      3,417                3,869                4,928               4,785
 Provision  for  income taxes                     1,244                1,427                1,726               1,728
                                             ----------           ----------           ----------          ----------

 Net income                                   $   2,173             $  2,442             $  3,202            $  3,057
                                             ==========           ==========           ==========          ==========

 Fully diluted earnings per share            $     0.21            $    0.24            $    0.24           $    0.23
                                             ==========           ==========           ==========          ==========


                                              First               Second           Third         Fourth
 DECEMBER 31, 1995                          Quarter              Quarter         Quarter        Quarter
                                         ----------           ----------      ----------     ----------
 Net sales                                $  46,228            $  50,815       $  58,677      $  86,867
 Cost of sales                               39,927               44,295          50,904         75,911
                                         ----------           ----------      ----------     ----------

 Gross profit                                 6,301                6,520           7,773         10,956
 SG&A expenses                                5,758                5,220           6,326          8,121
                                         ----------           ----------      ----------     ----------

 Income from operations                         543                1,300           1,447          2,835
 Other expense                                  166                  287             276            357
                                         ----------           ----------      ----------     ----------

 Income before income  taxes                    377                1,013           1,171          2,478
 Provision for  income taxes                    143                  383             444            877
                                         ----------           ----------      ----------     ----------

 Net income                               $     234            $     630       $     727      $   1,601
                                         ==========           ==========      ==========     ==========

 Fully diluted earnings per share         $    0.02            $    0.06       $    0.07      $    0.16
                                         ==========           ==========      ==========     ==========

                       REPORT OF INDEPENDENT ACCOUNTANTS


Board of Directors
Multiple Zones International, Inc.
Renton, Washington

We have audited the accompanying consolidated balance sheets of Multiple Zones International, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Multiple Zones International, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Seattle, Washington
January 29, 1997, except for Note 11
for which the date is February 24, 1997





                                       43