Form 10-K405, Exhibit 13
period 1997-12-31
MULTIPLE ZONES INTERNATIONAL INC
filed 1998-04-01
CIK 1013786

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

          (in thousands, except per share and selected operating data)




                                                                    Year Ended December 31,
                                            ------------------------------------------------------------------------
                                                 1997          1996           1995           1994           1993
                                            ------------   ------------   ------------   ------------   ------------
STATEMENT OF OPERATIONS DATA:
Net sales ................................  $    490,025   $    457,007   $    242,587   $    113,456   $     80,515
Cost of sales ............................       431,905        393,998        211,037         98,211         69,298
                                            ------------   ------------   ------------   ------------   ------------
Gross profit .............................        58,120         63,009         31,550         15,245         11,217
Selling, general and administrative
   expenses ..............................        62,910         44,613         25,425         14,411         10,586
                                            ------------   ------------   ------------   ------------   ------------
Income (loss) from operations ............        (4,790)        18,396          6,125            834            631
Other (income) expense:
   Interest expense ......................         1,096          1,500          1,149            277            213
   Other income ..........................           414           (298)          (132)           (78)           (44)
   Minority interest .....................           108            195             69             16              8
                                            ------------   ------------   ------------   ------------   ------------
Income (loss) before income taxes ........        (6,408)        16,999          5,039            619            454
Provision for (benefit from) income taxes.          (965)         6,125          1,847            207              3
                                            ------------   ------------   ------------   ------------   ------------
Net income (loss)(1),(2) .................  $     (5,443)  $     10,874   $      3,192   $        412   $        451
                                            ============   ============   ============   ============   ============

Diluted earnings (loss) per share ........  $      (0.42)  $       0.91   $       0.32   $       0.04
                                            ============   ============   ============   ============

Shares used in computation of diluted
   earnings (loss) per share..............        12,965         11,912          9,460          9,431
                                            ============   ============   ============   ============

SELECTED OPERATING DATA(4):
Catalogs distributed .....................    50,500,000     44,000,000     29,000,000     15,000,000      8,000,000
Number of shipments(5) ...................     1,266,000      1,229,000        859,000        522,000        415,000
Average order size(5) ....................  $        358   $        352   $        273   $        212   $        201
Customer and inquirer database(6) ........     2,970,000      2,504,000      1,908,000      1,626,000



                                                             Year Ended December 31,
                                             1997         1996         1995         1994         1993
                                           ------------------------------------------------------------
BALANCE SHEET DATA:
Working capital ......................     $ 35,075     $ 39,809     $  7,750     $    525     $    217
Total assets .........................      104,810      149,801       79,392       25,705       17,681
Short-term debt ......................        3,045        3,960       12,757        3,617        1,303
Long-term debt, net of current portion          892        1,748        1,665          791          732
Series  B preferred stock ............                                  6,461
Total shareholders' equity ...........       44,971       49,469        4,736        1,705        1,287

----------

(1) During 1997, the Company recorded charges related to the write-off of goodwill, accounts receivable, inventory and the closure of three international subsidiaries. Excluding the effect of these charges, the Company would have reported net income of $2,713,000 or $0.21 per share.

(2) During the period from its inception through June 5, 1993, the Company elected to be treated as an S Corporation for federal income tax purposes. Accordingly the Company made no provision for federal income taxes on income earned, and derived no federal income tax benefit from any losses incurred, during that period. If the Company had been subject to federal income taxes for all of 1993 at the statutory rates in effect for that year, its pro forma net income for 1993 would have been $299,600.

(3) In February of 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"), which specifies the computation, presentation, and disclosure requirements for earnings per share. The Company adopted SFAS 128 in the fourth quarter of 1997 and has restated all previously reported per share amounts to conform to the new presenation.

(4) Selected operating data exclude international operations.

(5) Number of shipments is the number of domestic outbound shipments to customers from the third-party distribution center utilized by the Company. Average order size is calculated by dividing domestic gross sales by the number of domestic shipments.

(6) The database includes customer and inquirer records. Customers are people who have purchased or received products from the Company. Inquirers are people who have requested a catalog or product information from the Company. Due to a change in the Company's customer and inquirer database, data for 1993 is not comparable to the data for more recent periods and accordingly has been omitted.

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

GENERAL

Multiple Zones International, Inc. together with its majority owned subsidiaries (collectively the "Company") is a leading international direct marketer of brand name microchip-based hardware, software, accessories and peripheral products for users of both the PC/Wintel ("PC") and Macintosh ("Mac") operating systems. The Company markets products through its two flagship catalogs, THE PC ZONE(R) and THE Mac ZONE(R). The Company began operations in 1988 by advertising in national trade publications. Catalog circulation commenced with The Mac Zone in 1990, followed by The PC Zone in 1992. International subsidiary operations and licensing activities commenced in 1992, and outbound telemarketing operations, principally to business accounts, were added in 1993. The Company distributed over 50 million catalogs domestically in 1997, with additional circulation by its subsidiaries and licensees through operations in 24 other countries worldwide.


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


                                                                    YEAR ENDED DECEMBER 31,
                                                               -----------------------------
                                                                1997       1996       1995
                                                               -----       -----      -----

               Net sales                                       100.0%      100.0%     100.0%
               Cost of sales                                    88.1        86.2       87.0
                                                               -----       -----      -----
               Gross profit                                     11.9        13.8       13.0
               SG&A expenses                                    12.8         9.8       10.5
                                                               -----       -----      -----
               Income from operations                           (0.9)        4.0        2.5
               Other expense                                     0.3         0.3        0.4
                                                               -----       -----      -----
               Income (loss) before income taxes                (1.2)        3.7        2.1
               Provision for (benefit from) income taxes        (0.2)        1.3        0.8
                                                               -----       -----      -----

               Net income (loss)                                (1.0)%       2.4%       1.3%
                                                               =====       =====      =====

Second and Third Quarter Adjustments

The Company analyzes its inventory and vendor co-op receivables monthly by age, platform and product category. During the second quarter ended June 30, 1997, as a result of market weakness in sales, the Company recorded additional inventory allowances of $2.5 million for obsolete, slow-moving and excess inventory, and allowances for uncollectible vendor co-op receivables of $2.5 million.

The Company plans to work aggressively to grow its PC sales base aggressively in order to lessen its dependence on the Mac platform. Many of the Company's international subsidiaries are dependent on the sale of Mac products. During the second quarter of 1997 the Company reevaluated the carrying value of goodwill and other assets in its subsidiaries in Australia, Germany, Mexico and Holland. Based upon its analysis of expected future sales mix, margins, operating results and cash flows, the Company recorded a $1.4 million charge to income representing all of the goodwill relating to these subsidiaries, and $347,000 for the write-off of other assets relating to the international Mac marketplace.

During the third quarter ended September 30, 1997, the Company further evaluated the prospects for growing the PC business in its international operations and decided to exit Belgium, Australia and Holland. As a result, during the third quarter, the Company recorded charges totaling $2.1 million related to closing of these operations.

Comparison of Years Ended December 31, 1997 and 1996

Net Sales. Net sales increased 7.2% to $490.0 million in 1997 from $457.0 million in 1996. The increase resulted primarily from an increase in domestic PC product sales partially offset by a decrease in domestic Mac product sales.

Net domestic PC product sales increased to $191.4 million in 1997 from $120.0 million in 1996. The increase is due to an increase in PC catalog circulation, in addition to growth in sales to business, education, and government accounts. PC catalog circulation increased to 20.0 million in 1997 from 14.0 million in the comparable period. Sales to business, education, and government accounts increased 53.9% to $153.5 million in 1997 from $99.7 million in 1996. PC product sales represent 57.3% and 42.6% of the sales to business, education, and government accounts in each of the respective periods.

Net domestic Mac product sales decreased to $228.0 million in 1997 from $277.9 million in the comparable period, a decrease of 18.0%. The decrease in the domestic Mac product sales reflects the declining overall demand for Mac products.

International subsidiary net sales in 1997 were $70.7 million, an increase of 19.5% over the comparable period. The increase in international subsidiary net sales resulted primarily from the addition of subsidiaries in Sweden, Venezuela and India, as well as sales growth in the Company's operations in France, and Mexico.

Gross Profit. Gross profit decreased to $58.1 million in 1997 from $63.0 million in 1996, and decreased to 11.9% of net sales in 1997 from 13.8% in 1996. During the second quarter of 1997, the Company recorded inventory allowances totaling $2.5 million in connection with slow moving and excess inventories. During the third quarter of 1997, the Company recorded $356,000 of inventory write-downs related to its Belgium, Australia, and Holland subsidiaries. In addition to these adjustments, gross margin declined due to increased price competition, lower average unit selling prices, and an increase in PC product sales and sales to business, education and government accounts which generally carry a lower average gross margin.

Selling, General and Administrative Expenses. SG&A expenses increased to $62.9 million in 1997 from $44.6 million in 1996, and increased as a percentage of net sales between periods to 12.8% from 9.8%. During the second quarter of 1997, the Company recorded several charges to income, including $2.5 million related to allowances for uncollectible vendor co-op receivables, $1.4 million related to the write-off of international goodwill, severance expense of $490,000, write-off of other assets totaling $378,000, write-off of $234,000 related primarily to asset valuation adjustments for the Company's subsidiary in Holland and additional professional fees of $243,000. During the third quarter of 1997, the Company recorded a $1.6 million charge to income related to the closure of its Belgium, Australia, and Holland subsidiaries. The charges related to the write-off of accounts receivable, legal expenses, and other operating expenses. In addition to these adjustments, SG&A expense increased due to costs of focusing on growing the PC and outbound sales businesses, higher salary costs, professional fees, and depreciation.

Other Expense. Other expense increased to $1.6 million in 1997 from $1.4 million in 1996, primarily as a result of the $284,000 loss on disposal of assets recorded in the second and third quarter of 1997.

Income Tax (Benefit) Expense. The income tax benefit for 1997 was $965,000. The income tax expense for 1996 was $6.1 million. As of December 31, 1997, the Company has deferred tax assets attributable to foreign subsidiaries. As the realization of these deferred tax assets is uncertain, the Company established a valuation allowance of $1.4 million. The valuation allowance has decreased the income tax benefit

Net Income. As a result of the above factors, a net loss of $5.4 million or 1.0% of net sales was incurred in 1997. Net income for 1996 was $10.9 million or 2.4% of net sales.

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

TRENDS

In 1997, the Company increased its focus on PC product sales and sales to business, education and government accounts. PC product sales have grown to 49.7% of domestic net sales for the fourth quarter from 45.3% and 34.4% in the third quarter of 1997 and fourth quarter of 1996, respectively. Additionally, domestic net PC product sales increased 51.7% to $61.3 million for the fourth quarter of 1997 from $40.4 million in the fourth quarter of 1996. The increased sales are the result of the Company's focus on increasing PC sales and sales to business, education and government accounts along with the results of the historically higher fourth quarter sales due to the seasonal factors discussed below.

Domestic net sales to business, education, and government accounts were $49.9 million in the fourth quarter of 1997 compared to $38.2 million and $32.2 million in the third quarter of 1997 and fourth quarter of 1996, respectively. During the three month periods ended December 31, 1997, September 30, 1997, and December 31, 1996, PC sales represented 65.2%, 56.9%, and 45.0%, respectively, of the sales to business, education, and government accounts. The number of outbound telemarketing staff has decreased to 91 as of December 31, 1997 as the Company has focused on increasing productivity, compared to 103 at September 30,1997 and increased from 89 at December 31, 1996.

PC product sales and sales to business accounts tend to carry a lower average gross margin percentage and have contributed to a decrease in the gross margin percentage as compared to the prior year. The Company's gross margin percentage decreased to 12.2% in the fourth quarter of 1997 from 13.4% in the fourth quarter of 1996.

Net domestic Mac product sales decreased to $62.0 million in the fourth quarter of $77.0 million in the fourth quarter of 1996. Even with weakness in the Mac market the company has been able to maintain its Mac sales due to new product introductions. A further decline in the demand for Mac products could have a material adverse effect on the Company's future results of operations.

The market for microcomputer products is characterized by rapid changes and frequent introductions of new products and product enhancements. These changes result in rapid price fluctuations. Typically, prices of microcomputer products initially increase with improvements in features, such as processing speed and storage capacity. Prices subsequently decrease as manufacturers pass on savings from lower-cost components and reduce their inventory of older models. In order to remain competitive, the Company may be required to reduce its prices. Such a reduction in prices could have a material adverse effect on the Company's future results of operations.


SEASONAL FACTORS

Seasonal factors cause sales of microcomputer software and hardware products through the direct marketing channel to be somewhat stronger in the fourth calendar quarter than in the other periods. Sales during the fourth quarter tend to be stronger as manufacturers make year-end introductions of new products and increase marketing activities related to the holiday season, and as corporate purchasing activities increase at the end of budgetary cycles.

INFLATION

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

The Company had total assets of $104.8 million at December 31, 1997, of which $91.8 million were current assets. At December 31, 1997 and 1996, the Company had cash and cash equivalents of $1.6 million and $976,000 respectively, and working capital of $35.1 million and $39.8 million, respectively. Net cash provided by operating activities was $13.4 million in 1997 compared to net cash used by operating activities of $11.2 million and $14.4 million in 1996 and 1995, respectively. The cash inflows during 1997 were primarily due to lower inventory, prepaid expenses and other assets, and accounts receivable offset by decreased accounts payable. Cash outflows in 1996 and 1995 were primarily due to higher accounts receivable resulting from growing sales to business accounts, and to investment in increased inventories necessary to support rapidly growing sales. In 1996 and 1995, accounts receivable increased by $26.7 million and $12.5 million, respectively, and inventories increased by $35.3 million and $28.2 million, respectively.

Cash outlays for capital expenditures were $5.7 million in 1997 and 1996, respectively, and $1.4 million in 1995. In addition, the Company incurred capital lease obligations during 1997, 1996 and 1995 of $420,000, $1.1 million and $1.8 million respectively. These expenditures were primarily for leasehold improvements, information and telecommunication system enhancements and furniture and equipment.

The Company has a domestic revolving line of credit of $30.0 million from a commercial bank collateralized by accounts receivable. At December 31, 1997, there were no borrowings outstanding under the facility. The facility contains certain restrictive covenants related to leverage, current ratios and subsidiary investments. Additionally, at December 31, 1997, the Company had $2.7 million of unused letters of credit.

In May 1997, the Company obtained an additional $20.0 million line of credit from a commercial lender collateralized by inventory.

The net amount of vendor credit outstanding at December 31, 1997 was $44.1 million of which $8.1 million was drawn from a $35.0 million inventory financing facility between the Company and a commercial lender, which provides financing for, and is collateralized by, inventory purchased from certain participating vendors. The facility contains various restrictive covenants relating to profitability, tangible net worth, leverage, dispositions and use of collateral, other asset dispositions, and merger and consolidation of the Company.

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

OTHER MATTERS

The Company is currently working to resolve the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems. The year 2000 problem is the result of computer programs being written using two digits (rather than four) to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures. If the Company, its customers or vendors are unable resolve such processing issues in a timely manner, it could result in a material financial risk. Accordingly, the Company plans to devote the necessary resources to resolve all significant year 2000 issues in a timely manner.

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Comprehensive Income". This statement establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. Comprehensive income includes items such as foreign currency translation adjustments that are currently being presented by the Company as a component of shareholders' equity. The Company will adopt the statement for the year ending December 31, 1998.

In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which changes the way public companies report information about operating segments. The Company will adopt the statement in 1998. This statement, which is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers and the major countries in which the company holds assets and reports revenues. The Company is currently assessing how it will present its segments and believes that it will present additional information.

Management believes that the adoption of these new standards will not have a material impact on the Company's financial position or results of operations.

               MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                DECEMBER 31,
                                                          ------------------------
                                                             1997           1996
                                                          ---------      ---------
ASSETS
Current assets:
   Cash and cash equivalents                              $   1,645      $     976
   Receivables, net                                          42,944         49,975
   Inventories, net                                          40,169         77,501
   Prepaid expenses                                           4,012          7,149
   Income taxes receivable                                    1,127
   Deferred income taxes                                      1,889          1,216
                                                          ---------      ---------
           Total current assets                              91,786        136,817
 Property and equipment, net                                 12,417          9,759
 Other assets                                                   607          3,225
                                                          ---------      ---------
           Total assets                                   $ 104,810      $ 149,801
                                                          =========      =========

LIABILITIES AND SHAREHOLDERS'
         EQUITY
 Current liabilities:
   Bank lines of credit                                   $   2,084      $   3,026
   Accounts payable                                          44,067         83,848
   Accrued liabilities and other                              9,059          8,405
   Current portion of capital lease obligations                 961            934
   Income taxes payable                                         540            795
                                                          ---------      ---------
           Total current liabilities                         56,711         97,008
 Capital lease obligations, net of current portion              892          1,748
 Deferred income taxes                                                         249
 Other                                                        1,608            858
                                                          ---------      ---------
           Total liabilities                                 59,211         99,863
                                                          ---------      ---------
 Minority interest                                              628            469
                                                          ---------      ---------
 Commitments and contingencies
 Shareholders' equity:
   Common stock, no par value, 45,000,000 authorized,
      13,041,464 shares issued and outstanding at
      December 31, 1997 and 12,876,616 shares at
      December 31, 1996                                      37,751         36,988
   Retained earnings                                          7,256         12,564
   Foreign currency translation adjustment                      (36)           (83)
                                                          ---------      ---------
           Total shareholders' equity                        44,971         49,469
                                                          ---------      ---------
           Total liabilities and shareholders' equity     $ 104,810      $ 149,801
                                                          =========      =========





    The accompanying notes are an integral part of the consolidated financial statements.

               MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                                       Year ended December 31,
                                              ---------------------------------------
                                                 1997          1996            1995
                                              ---------      ---------      ---------
Net sales                                     $ 490,025      $ 457,007      $ 242,587
Cost of sales                                   431,905        393,998        211,037
                                              ---------      ---------      ---------
Gross profit                                     58,120         63,009         31,550

Selling, general and administrative              62,910         44,613         25,425
                                              ---------      ---------      ---------
Income (loss) from operations                    (4,790)        18,396          6,125
                                              ---------      ---------      ---------
Interest expense                                  1,096          1,500          1,149
Other (income) expense                              414           (298)          (132)
Minority interest                                   108            195             69
                                              ---------      ---------      ---------
                                                  1,618          1,397          1,086
                                              ---------      ---------      ---------
Income (loss) before taxes                       (6,408)        16,999          5,039
Provision (benefit) for income taxes               (965)         6,125          1,847
                                              ---------      ---------      ---------
Net income (loss)                             $  (5,443)     $  10,874      $   3,192
                                              =========      =========      =========

Net income (loss) attributable to basic       $              $  10,415      $   3,038
earnings per share                            $  (5,443)

Basic earnings (loss) per share               $   (0.42)     $    0.94      $    0.32
                                                 12,965         11,104          9,375
Shares used in computing basic earnings
(loss) per share

Diluted earnings (loss) per share             $   (0.42)     $    0.91      $    0.32
Shares used in computing diluted earnings        12,965         11,912          9,460
(loss) per share





    The accompanying notes on an integral part of the consolidated financial statements.

              MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES
                       STATEMENTS OF SHAREHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)



                                                                                                               Retained
                                                   Preferred Stock                  Common Stock               Earnings
                                               Shares         Amount          Shares           Amount         (Deficit)
                                              -------      -----------        ---------     -----------      -----------
Balance, January 1, 1995                      625,000      $     2,000        7,500,000     $       750      $   (1,051)
Conversion of Series A Convertible
    Preferred Stock to common stock          (625,000)          (2,000)       1,874,999           2,000
Accretion of Series Redeemable
    Convertible Preferred Stock                                                                                     (153)
Net income                                                                                                         3,192
Translation adjustment
                                              -------      -----------        ---------     -----------      -----------
Balance, December 31, 1995                                                    9,374,999           2,750            1,988
Accretion of Series B Redeemable
    Convertible Preferred Stock                                                                                     (459)
Issuance of common stock                                                      2,537,106          27,303
Conversion of Series B Redeemable
    Convertible Preferred Stock                                                 918,711           6,920
Exercise of stock options                                                        45,800              15
Net income                                                                                                        10,874
Tax effect of stock options exercised                                                                                161
Translation adjustments
                                              -------      -----------        ---------     -----------      -----------
Balance, December 31, 1996                                                   12,876,616          36,988           12,564
Issuance of common stock                                                         33,748             196
Exercise of stock options                                                       131,100             567
Net loss                                                                                                          (5,443)
Tax effect of stock options exercised                                                                                135
Translation adjustments
                                              -------      -----------       ----------     -----------      -----------
Balance, December 31, 1997                                                   13,041,464     $    37,751      $     7,256
                                              =======      ===========       ==========     ===========      ===========


                                              Foreign
                                             Currency
                                            Translation
                                            Adjustment          Total
                                           -----------     -----------
Balance, January 1, 1995                   $         6     $     1,705
Conversion of Series A Convertible
    Preferred Stock to common stock
Accretion of Series Redeemable
    Convertible Preferred Stock                                   (153)
Net income                                                       3,192
Translation adjustment                              (8)             (8)
                                           -----------     -----------
Balance, December 31, 1995                          (2)          4,736
Accretion of Series B Redeemable
    Convertible Preferred Stock                                   (459)
Issuance of common stock                                        27,303
Conversion of Series B Redeemable
    Convertible Preferred Stock                                  6,920
Exercise of stock options                                           15
Net income                                                      10,874
Tax effect of stock options exercised                              161
Translation adjustments                            (81)            (81)
                                           -----------     -----------
Balance, December 31, 1996                         (83)         49,469
Issuance of common stock                                           196
Exercise of stock options                                          567
Net loss                                                        (5,443)
Tax effect of stock options exercised                              135
Translation adjustments                             47              47
                                           -----------     -----------
Balance, December 31, 1997                 $       (36)     $   44,971
                                           ===========     ===========










    The accompanying notes are an integral part of the consolidated financial statements.

               MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                     YEAR ENDED DECEMBER 31,
                                                            ---------------------------------------
                                                               1997          1996           1995
                                                            ---------      ---------      ---------
Cash flows from operating activities:
  Net income (loss)                                         $  (5,443)     $  10,874      $   3,192
  Adjustments to reconcile net income to net
    cash from operating activities:
    Depreciation and amortization                               2,943          1,651          1,001
    Allowance for inventory and receivables                     3,528            669            478
    Write off of goodwill                                       1,233
    Deferred income taxes                                      (1,246)          (567)          (226)
    Loss on disposal of assets                                    376
    Minority interest                                             108            229             69
    Tax effect of stock options exercised                         135            161
    Changes in assets and  liabilities excluding effect
      of acquisitions:
      Accounts receivable                                       4,626        (26,734)       (12,465)
      Inventory                                                35,157        (35,251)       (28,218)
      Prepaid expenses and other assets                         5,016         (1,968)        (5,690)
     Accounts payable                                         (33,429)        37,039         24,268
     Accrued liabilities                                        1,807          3,068          2,401
     Income taxes payable                                      (1,387)          (371)           802
                                                            ---------      ---------      ---------
       Net cash provided by (used in) operating                13,424        (11,200)       (14,388)
activities

Cash flows from investing activities:
  Purchases of property and equipment                          (5,664)        (5,725)        (1,397)
  Acquisitions of subsidiaries                                                  (479)          (690)
  Other                                                            51                            13
                                                            ---------      ---------      ---------
       Net cash used in investing activities                   (5,613)        (6,204)        (2,074)

Cash flows from financing activities:
  Payments under line of credit agreement                     (76,215)      (110,918)       (56,665)
  Borrowings under line of credit agreement                    75,372        101,853         65,408
  Net change in book overdrafts                                (5,600)          (260)         2,755
  Payments on capital leases                                   (1,250)          (769)          (549)
  Net proceeds from sale of common stock                          763         27,317
  Net proceeds from sale of preferred stock                                                   6,308
  Other                                                          (264)            12            (87)
                                                            ---------      ---------      ---------
        Net cash provided by (used in) financing               (7,194)        17,235         17,170
activities

Effect of exchange rate on cash and cash equivalents               52            (70)            (7)
Net increase (decrease) in cash and cash equivalents              669           (239)           701
Cash and cash equivalents at beginning of period                  976          1,215            514
                                                            ---------      ---------      ---------

Cash and cash equivalents at end of period                  $   1,645      $     976      $   1,215
                                                            =========      =========      =========
Supplemental cash flow information:
  Cash paid during the period for interest                  $   1,095      $   1,500      $   1,111
  Cash paid for income taxes                                $     992      $   6,796      $   1,251
  Noncash investing and financing activity:
    Capital leases to finance purchases of  equipment       $     420      $   1,064      $   1,804






    The accompanying notes are an integral part of the consolidated financial statements.

              MULTIPLE ZONES INTERNATIONAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  DESCRIPTION OF BUSINESS

Multiple Zones International, Inc. and its majority owned subsidiaries (collectively the "Company") are international direct marketers of microchip-based hardware, software, peripherals and accessories for users of both the PC/Wintel ("PC") and Macintosh ("Mac") operating systems. The Company has licensed its trade name to independent licensees that operate in a number of countries worldwide.

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

Concentration of Credit Risk

Cash balances subject to credit risk consist of cash balances held in one financial institution in the United States and cash balances held in foreign financial institutions. The Company has not experienced any losses associated with cash balances and believes that there is minimal risk associated with the cash balances. Concentration of credit risk with respect to trade receivables is limited due to the Company's diverse customer base. The Company closely monitors extensions of credit but does not require collateral.

Inventories

Inventories consist primarily of computer software and hardware. Inventories are valued at the lower of first-in, first-out (FIFO) cost or market. Balances at December 31, 1997 and 1996 are net of allowances of approximately $2,400,000 and $700,000 respectively.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is based on the straight-line method over the estimated useful lives of the related assets. Depreciation for computer hardware and software is generally over 3 to 5 years. Other property and equipment is depreciated over 3 to 10 years. Amortization of capital leases is based on the straight-line method over the estimated useful lives of the related assets or lease life, whichever is shorter, generally 3 to 10 years. Expenditures for maintenance and repairs are charged to expense as incurred, while additions, renewals and betterments are capitalized. Gains or losses from sales or retirements are included in other income and expense. The Company evaluates the carrying value of long-lived assets based upon current and anticipated undiscounted cash flows, and recognizes an impairment when it is probable that such estimated future net income and/or cash flows will be less than the asset carrying value. During the year ended December 31, 1997, the Company evaluated the carrying value of goodwill on its foreign subsidiaries and deemed the assets impaired. The Company's foreign subsidiaries are heavily dependent on the Mac marketplace and with the weakness and uncertainty in this market it was determined that the goodwill should be written off. The Company recorded a charge of $1,400,000, included in Selling, general and administrative expenses, to eliminate the goodwill.

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

Computation of Earnings Per Share

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"), which specifies the computation, presentation, and disclosure requirements for earnings per share ("EPS"). It replaces primary and fully diluted EPS with basic and diluted EPS. Basic EPS excludes all dilution. It is based upon the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. The Company adopted SFAS 128 in the fourth quarter of 1997 and has restated all previously reported per share amounts to conform to the new presentation.


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

Catalog Costs and Revenues

The Company produces and distributes catalogs at various intervals throughout the year. Costs to produce and distribute individual catalogs, including paper, printing, postage, production and design costs, are capitalized and amortized to selling expense during the period in which the catalogs are generating substantial sales (generally one month). At December 31, 1997 and 1996 $2,294,000 and $4,013,000, respectively, of capitalized advertising costs were included with prepaid expenses. The Company receives market development funds and cooperative advertising revenues from most vendors who have placed advertisements in the Company's catalogs. These revenues are recognized as a reduction of selling expense in the same period in which the corresponding catalog cost is recognized as selling expense. Advertising expense net of co-op advertising recovery is included in selling, general and administrative expenses and totaled $3,852,000 and $2,026,000 for the years ended December 31, 1997 and 1996, respectively.


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


Recent Accounting Pronouncements
In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Comprehensive Income". This statement establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. Comprehensive income includes items such as foreign currency translation adjustments that are currently being presented by the Company as a component of shareholders' equity. The Company will adopt the statement for the year ending December 31, 1998.

In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which changes the way public companies report information about operating segments. The Company will adopt the statement in 1998. This statement, which is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers and the major countries in which the company holds assets and reports revenues.

Management believes that the adoption of these new standards will not have a material impact on the Company's financial position or results of operations.


3.  FAIR VALUE OF FINANCIAL INSTRUMENTS

For certain financial instruments, including cash, cash equivalents and bank lines of credit, the carrying value approximates fair value.

4.  RECEIVABLES

   Receivables consist of the following (in thousands):


                                                            DECEMBER 31,
                                                    ---------------------------
                                                      1997               1996
                                                    --------           --------
Trade                                               $ 32,381           $ 31,113
Co-op advertising                                      4,510              5,896
Licensees                                                506                690
Returns, rebates and other                             8,423             13,423
                                                    --------           --------
                                                      45,820             51,122
  Less allowances                                     (2,876)            (1,147)
                                                    --------           --------
                                                    $ 42,944           $ 49,975
                                                    ========           ========

5.  PROPERTY AND EQUIPMENT

   Property and equipment consist of the following (in thousands):

                                                             DECEMBER 31,
                                                         ----------------------
                                                           1997          1996
                                                         --------      --------
Equipment                                                $  5,169      $  3,536
Computer hardware and software under capital leases         6,773         6,471
Computer software                                           3,995           499
Furniture and fixtures                                        805           721
Leasehold improvements                                      2,849         2,836
                                                         --------      --------
                                                           19,591        14,063

Less accumulated depreciation and Amortization             (7,174)       (4,304)
                                                         --------      --------
        Property and equipment, net                      $ 12,417      $  9,759
                                                         ========      ========


Included in accumulated depreciation and amortization is accumulated amortization associated with capital leases at December 31, 1997 and 1996 of $3,020,000 and $2,082,000, respectively.

6.  BANK LINES OF CREDIT

At December 31, 1997, the Company had a $30,000,000 revolving bank line of credit expiring June 30, 1998. Interest is charged at the prime lending rate 8.5% and 8.25% at December 31, 1997 and 1996, respectively. At December 31, 1997 no borrowings were outstanding. At December 31, 1996, $2,000,000, was borrowed on the line. The line is collateralized by the Company's accounts receivable.

In May 1997 the company obtained an additional $20,000,000 bank line of credit. This line is collaterized by the Company's inventories. No amounts were outstanding at December 31, 1997.

The line of credit agreement contains certain covenants and restrictions requiring, among other things, a minimum tangible net worth and certain other financial ratios and restrictions. The Company has complied with the restrictive covenants contained in the agreements.

Bank lines of credit also included $2,084,000 and $1,060,000 of borrowings by the Company's foreign subsidiaries at December 31, 1997 and 1996, respectively.

The lines of credit are used by the Company under its cash management system to cover checks presented for payment in excess of cash balances. As of December 31, 1997 and 1996 the Company had book overdrafts of $368,000 and $5,968,000, respectively, which are included with accounts payable.

7.  TRADE CREDIT ARRANGEMENT

In 1996, the Company entered into agreements with Deutsche Financial Services ("Deutsche") to facilitate the purchase of inventory from various suppliers under certain terms and conditions. The agreement allows a collateralized position in inventory financed by Deutsche up to an aggregate of $35,000,000. At December 31, 1997, accounts payable included $8,165,000 owed to Deutsche. Amounts purchased under these agreements generally require payment within a period of 45 days, and no interest is charged. Interest will accrue on amounts not paid by the end of this period at variable rates.

8.  INCOME TAXES

The income tax provision consists of the following (in thousands):

                                                       YEAR ENDED DECEMBER 31,
                                                 ---------------------------------
                                                   1997         1996         1995
                                                 -------      -------      -------
  Current                                        $   281      $ 6,692      $ 2,073
  Deferred                                        (2,671)        (567)        (226)
  Valuation allowance for deferred tax asset       1,425
                                                 -------      -------      -------
  Total                                          $  (965)     $ 6,125      $ 1,847
                                                 =======      =======      =======

The components of deferred taxes were as follows (in thousands):

                                                                      DECEMBER 31,
                                                                   ---------------------
                                                                     1997         1996
                                                                   -------      -------
      Assets:
        Allowance for doubtful accounts                            $   738      $   422
        Inventory allowances                                           643          254
        Inventory capitalization                                        63           99
        Deferred rent                                                  593          189
        Accrued liabilities and other                                  445          237
        Net operating losses                                         1,579          204
        Valuation allowance                                         (1,391)
                                                                   -------      -------
                                                                   $ 2,670      $ 1,405
                                                                   -------      -------

      Liabilities:
        Property and equipment depreciation                        $  (423)     $  (313)
        Other                                                                      (125)
                                                                   -------      -------
                                                                   $  (423)     $  (438)
                                                                   -------      -------
      Net deferred tax asset                                       $ 2,247      $   967
                                                                   =======      =======

    The net deferred tax asset is recognized in the accompanying balance sheet as follows (in thousands):


     Current deferred tax asset                                    $ 1,889      $ 1,216

     Non-current deferred income tax asset (liability), net of         358         (249)
                                                                   -------      -------
     valuation allowance of $1,391 in 1997

     Net deferred tax asset                                        $ 2,247      $   967
                                                                   =======      =======

The deferred tax asset valuation allowance is primarily related to deferred tax assets of foreign operations, including net operating loss carryforwards in several foreign markets. Although realization is not assured, management believes it is more likely than not that the unreserved deferred asset will be realized through future taxable income or taxable loss carrybacks. The Company's foreign net operating losses begin expiring in 2002. In certain countries the losses never expire.

A reconciliation of the effective income tax rate on income before taxes with the federal statutory rate follows:


                                                                 YEAR ENDED DECEMBER 31,
                                                               ----       ----       ----
                                                               1997       1996       1995
                                                               ----       ----       ----
    Statutory rate                                             35.0%      35.0%      34.0%
    State income tax (net of federal income tax benefit)        1.4        1.4        1.5
    Other                                                       0.9       (0.4)       1.2
    Reserve of deferred tax assets                            (22.2)
                                                               ----       ----       ----
    Effective tax rate                                         15.1%      36.0%      36.7%
                                                               ====       ====       ====

9.  COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its office and returns warehouse space under noncancelable operating leases which expire through 2003. Under the terms of certain leases, the Company is responsible for its share of taxes, insurance and common area charges. At December 31, 1997, future minimum payments under operating leases were as follows (in thousands):

    1998     . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $1,828
    1999     . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      2,127
    2000     . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,859
    2001     . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,817
    2002 and thereafter. . . . . . . . . . . . . . . . . . . . . . . .      2,756
                                                                          -------
             Total . . . . . . . . . . . . . . . . . . . . . . . . . .    $10,387
                                                                          =======

Rental expense totaled $2,522,000, $1,532,000 and $608,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

Obligations Under Capital Leases

The Company leases equipment and software under long-term capital leases. Future lease payments as of December 31, 1997 were as follows (in thousands):


  1998                                            $ 1,097
  1999                                                763
  2000                                                127
  2001                                                 33
                                                  -------
  Total future minimum lease payments             $ 2,020
  Less amount representing interest                  (167)
                                                  -------
  Present value of net minimum lease payments     $ 1,853
  Less current portion                               (961)
                                                  -------
  Noncurrent portion                              $   892
                                                  =======


Distribution Center

The Company has contracted with a freight company to provide and operate its primary distribution center under a contract which expires March 31, 1999. Under this contract, the Company pays a flat rate for each order filled.

Letters of Credit

The Company had unused letters of credit totaling $2,686,000 at December 31, 1997.

Acquisitions

Certain of the purchase agreements relating to the Company's acquisitions of foreign subsidiaries allow the minority owners to sell their remaining interests to the Company at the end of three years. The purchase price for the remaining interests is based on a multiple of the subsidiaries' net income during the three-year period.

Legal Proceedings

Various claims and actions, considered normal to the Company's business, have been asserted and are pending against the Company. The Company believes that such claims and actions should not have a material adverse effect upon the Company's financial position or results of operations.

10.  SERIES B REDEEMABLE CONVERTIBLE PREFERRED STOCK

On October 27, 1995, the Company completed a sale of 612,476 shares of Series B Preferred Stock for $7,000,000. Each share of Series B Preferred Stock was entitled to a cumulative annual dividend of $1.14 per share, payable only to the extent that dividends were declared to common shareholders. Voluntary and involuntary liquidation value of each preferred share was $11.43 plus accrued and unpaid dividends. Offering costs related to the sale were $691,992. In connection with the offering, the Company also issued a warrant for the purchase of 45,310 shares of common stock exercisable at $7.62 per share. Upon consummation of the initial public offering all outstanding shares of Series B Preferred Stock converted to 918,711 shares of common stock.

Prior to the conversion of the Series B Preferred Stock to Common Stock the difference between the issuance price, net of offering costs, of the Series B Preferred Stock and the redemption value was accreted periodically by a charge to retained earnings. The carrying value of the Series B Preferred Stock was also increased for accrued but unpaid dividends.

11.  SHAREHOLDERS' EQUITY

Common Stock
On January 2, 1996, the number of authorized shares of common stock was increased to 45,000,000. On June 3, 1996, the Company declared a common stock split which had the effect of increasing the shares issued and outstanding to 9,374,999. All share amounts have been restated to give effect to these stock splits.

On July 2, 1996, the Company issued 2,200,000 shares of Common Stock at $12.00 per share in an initial public offering. On July 12, 1996, an additional 330,000 shares were issued pursuant to the underwriters' over-allotment option. The proceeds to the Company were $27,237,000, net of the underwriting discount and other direct expenses of $3,123,000. Upon consummation of the offering, all outstanding shares of Series B Preferred Stock converted to 918,711 shares of Common Stock.

Stock Options

In 1993, the Company adopted a Stock Incentive Plan (the "Plan") whereby the Company may issue incentive or nonqualified stock options, restricted shares, stock units or stock appreciation rights to key employees. As of December 31, 1997, only stock options have been granted under the plan. Stock options are granted solely at the discretion of the Board of Directors and are generally issued at a price equal to the estimated fair market value of the stock at the date of grant. The term of each option granted is for such period as determined by the Board of Directors, but not more than ten years from date of grant. Options may generally be exercised based on a vesting schedule determined by the Board of Directors, and the plan provides for acceleration of outstanding options under certain conditions, including certain changes in control of the Company. Grants are nontransferable, and shares acquired upon exercise of options may be subject to repurchase at the option of the Company under certain conditions. The maximum number of shares to be granted under the Plan was 1,650,000 at December 31, 1997.

In addition to options granted under the Plan, the Company has granted options under two separate plans to the CEO and the Board of Directors. Options outstanding to these individuals at December 31, 1997, were 713,957 shares at option prices of $0.17 - $25.88 per share.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date of the awards, consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

     -----------------------------------------------------------------------------
                                                            1997           1996
     -----------------------------------------------------------------------------
     Net earnings (loss) - as reported                   $  (5,443)     $   10,874
                                                         =========      ==========
     Net earnings (loss) - pro forma                     $  (6,816)     $   10,200
                                                         =========      ==========
     Diluted earnings (loss) per share - as reported     $   (0.42)     $     0.91
                                                         =========      ==========
     Diluted earnings (loss) per share - pro forma       $   (0.53)     $     0.86
                                                         =========      ==========

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted- average assumptions used for grants in 1997 and 1996: expected volatility of 75% and 66%; risk-free interest rate of 6.2% and 6.5%; and expected lives of 4 years.

Information regarding the stock option plans is as follows:

     ----------------------------------------------------------------------------
                                                                    Weighted-
                                                                     Average
                                                     Options       Exercise Price
                                                     -------       --------------
     ----------------------------------------------------------------------------
     Outstanding, January 1, 1995                     121,500        $    0.22
       Granted                                        335,250             4.65
       Cancelled                                         (750)            4.00
                                                    ---------     ------------
     Outstanding, December 31, 1995                   456,000             3.48
       Granted                                        789,500            11.66
       Exercised                                      (45,800)            0.32
       Cancelled                                     (104,940)            3.77
                                                    ---------     ------------
     Outstanding, December 31, 1996                 1,094,760             9.21
       Granted                                      1,422,816             9.43
       Exercised                                     (131,100)            4.33
       Cancelled                                     (717,851)           10.29
                                                    ---------     ------------
     Outstanding, December 31, 1997                 1,668,625        $    9.32
                                                    =========     ============

     --------------------------------------------------------------------------
     1997 option price range for exercised shares                 $0.33 - $6.67
     1997 weighted-average fair value of options granted
     during the year                                                      $5.47
     --------------------------------------------------------------------------

The following tables summarize information about fixed-price stock options outstanding at December 31, 1997.

    --------------------------------------------------------------------------
                                Options Outstanding
    --------------------------------------------------------------------------
                                                Weighted-
                                  Number         average          Weighted-
          range of           outstanding        remaining          Average
    exercise prices          at 12/31/97     contractual years  Exercise price
    --------------------------------------------------------------------------
     $  0.17 - $ 6.67          437,610              8.79          $    5.23
     $  8.38 - $12.67        1,211,830              8.97              10.59
     $ 17.75 - $25.88           19,185              8.82              22.23
    -----------------  ---------------  ----------------  -----------------
     $  0.17 - $25.88        1,668,625              8.92          $    9.32


    -----------------------------------------------------
                     Options Exercisable
    -----------------------------------------------------
         Range of            Number     Weighted-average
     Exercise prices      at 12/31/97   Exercise price
    -----------------  ---------------  -----------------
    $  0.17 - $  6.67          117,115  $            4.09
    $  8.38 - $ 12.67          268,099              11.58
    $ 17.75 - $ 25.88            6,456              23.71
    -----------------  ---------------  -----------------
    $  0.17 - $ 25.88          391,670  $            9.54
    =================  ===============  =================

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

12.  EARNINGS PER SHARE

In the fourth quarter of 1997, the Company adopted the provisions of Statement of Finacial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). The accretion relating to the Series B Redeemable Convertible Preferred Stock ("Series B Preferred Stock") prior to the conversion to common stock is deducted from income only in the calculation of basic earnings per share. For the year ended December 31, 1996, diluted earnings per share is computed using the weighted average effect of the conversion of Series B Preferred Stock to Common Stock. The calculation uses the treasury stock method in determining the resulting incremental weighted average equivalent shares outstanding (in thousands, except per share data).

                                                   INCOME                   PER SHARE
                                                   (LOSS)         SHARES      AMOUNT
                                                  --------        ------     --- ----
     YEAR ENDED DECEMBER 31, 1997
       Income (loss) from operations              $ (5,443)

       BASIC AND DILUTED EPS                      $ (5,443)       12,965     $ ( 0.42)


     YEAR ENDED DECEMBER 31, 1996
       Income from operations                     $ 10,874
       Less: Series B accretion and dividends         (459)
                                                  --------

       BASIC EPS                                  $ 10,415        11,104     $   0.94

       EFFECT OF DILUTIVE SECURITIES
       Series B Preferred Stock                        459           461
       Stock options and warrants                                    347
                                                  --------        ------
       DILUTED EPS                                $ 10,874        11,912     $   0.91

     YEAR ENDED DECEMBER 31, 1995
       Income from operations                     $  3,192
       Less: Series B accretion and dividends         (154)
                                                  --------        ------
       BASIC EPS                                  $  3,038         9,375     $   0.32

       EFFECT OF DILUTIVE SECURITIES
       Stock options and warrants                                     85
                                                  --------        ------
       DILUTED EPS                                $  3,038         9,460     $   0.32


All options to purchase common stock were excluded from the computation of diluted earning per share for the year ended December 31, 1997 because the effect of the options' on the calculation would have been antidilutive.

13.  DEFERRED INCOME 401(K) PLAN

The Company offers a deferred income 401(k) plan to substantially all full time employees with a minimum of six months of service. Participants may make tax-deferred contributions of up to 15% of annual compensation subject to certain limitations specified by the Internal Revenue Code.

14.  RELATED PARTY TRANSACTIONS

Related party transactions for 1997, 1996 and 1995 were as follows (in thousands):

                                                YEAR ENDED DECEMBER 31,
                                             ----------------------------
                                              1997       1996       1995
                                             ------     ------     ------
     Sales to licensees                      $1,660     $2,586     $1,274
     Sales to affiliates                                               88
     Purchases from affiliates                                        882
     Accounts Payable to affiliates                                    21
     Accounts receivable from affiliates                               17



15.  OPERATIONS BY GEOGRAPHIC AREA

The Company operates primarily in one industry segment, the distribution of computer hardware and software. Information about the Company's operations in different geographic areas for 1997, 1996 and 1995 is presented below. International activities are principally concentrated in Europe. Corporate assets consist of cash held by the international subsidiaries.

A summary of the Company's operations by geographic area follows (in thousands):


                                         UNITED STATES       INTERNATIONAL       ELIMINATIONS            TOTAL
                                           ---------           ---------           ---------           ---------
     YEAR ENDED DECEMBER 31, 1997
       Net sales                           $ 419,360           $  70,665           $                   $ 490,025
       Income from operations                 (1,616)             (3,174)                                 (4,790)
       Identifiable assets                    88,964              16,412              (2,211)          $ 103,165
       Corporate assets                                                                                    1,645
                                                                                                       ---------
               Total assets                                                                            $ 104,810
                                                                                                       =========
     YEAR ENDED DECEMBER 31, 1996
       Net sales                           $ 397,853           $  59,154           $                   $ 457,007
       Income from operations                 16,972               1,424                                  18,396
       Identifiable assets                   137,916              16,033              (5,124)          $ 148,825
       Corporate assets                                                                                      976
                                                                                                       ---------
               Total assets                                                                            $ 149,801
                                                                                                       =========
     YEAR ENDED DECEMBER 31, 1995
       Net sales                           $ 216,261           $  26,326           $                   $ 242,587
       Income from operations                  5,575                 550                                   6,125
       Identifiable assets                    71,359               8,735              (1,916)          $  78,178
       Corporate assets                                                                                    1,214
                                                                                                       ---------
               Total assets                                                                            $  79,392
                                                                                                       =========

16.  SELECTED QUARTERLY FINANCIAL DATE (UNAUDITED)


The following information is for the years ended December 31, 1997 and 1996:


(in thousands, except per share data)

                                                  First        Second         Third          Fourth
DECEMBER 31, 1997                                Quarter       Quarter        Quarter        Quarter
                                                ---------     ---------      ---------      ---------
Net sales                                       $ 122,755     $ 108,043      $ 115,725      $ 143,502
Cost of sales                                     106,208        97,057        102,694        125,946
                                                ---------     ---------      ---------      ---------

Gross profit                                       16,547        10,986         13,031         17,556
SG&A expenses                                      12,928        18,285         15,279         16,418
                                                ---------     ---------      ---------      ---------

Income (loss) from operations                       3,619        (7,299)        (2,248)         1,138

Other expense                                         389           317            326            586
                                                ---------     ---------      ---------      ---------

Income (loss) before income  taxes                  3,230        (7,616)        (2,574)           552

Provision  (benefit from) for  income taxes         1,164        (1,979)          (236)            86
                                                ---------     ---------      ---------      ---------

Net income (loss)                               $   2,066     $  (5,637)     $  (2,338)     $     466
                                                =========     =========      =========      =========

Diluted earnings (loss) per  share              $    0.16     $   (0.44)     $   (0.18)     $    0.04
                                                =========     =========      =========      =========



                                                  First        Second          Third          Fourth
DECEMBER 31, 1996                                Quarter       Quarter        Quarter         Quarter
                                                ---------     ---------      ---------      ---------
Net sales                                       $ 100,927     $ 111,411      $ 109,396      $ 135,273
Cost of sales                                      86,964        95,980         93,875        117,179
                                                ---------     ---------      ---------      ---------
Gross profit                                       13,963        15,431         15,521         18,094
SG&A expenses                                      10,078        11,044         10,436         13,055
                                                ---------     ---------      ---------      ---------

Income from operations                              3,885         4,387          5,085          5,039
Other expense                                         468           518            157            254
                                                ---------     ---------      ---------      ---------
Income before income  taxes                         3,417         3,869          4,928          4,785
Provision for  income taxes                         1,244         1,427          1,726          1,728
                                                ---------     ---------      ---------      ---------

Net income                                      $   2,173     $   2,442      $   3,202      $   3,057
                                                =========     =========      =========      =========

Diluted earnings per  share                     $    0.21     $    0.23      $    0.24      $    0.23
                                                =========     =========      =========      =========

                       REPORT OF INDEPENDENT ACCOUNTANTS


Board of Directors
Multiple Zones International, Inc.
Renton, Washington

We have audited the accompanying consolidated balance sheets of Multiple Zones International, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Multiple Zones International, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Seattle, Washington
February 10, 1998





                                       45